November 21, 2024

Yi Lu
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

       Re: Advanced Biomed Inc.
           Amendment No. 13 to Registration Statement on Form S-1
           Filed October 28, 2024
           File No. 333-272110
Dear Yi Lu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Form S-1/A Filed October 28, 2024
The Offering, page 12

1. We note that "All of [your] directors, officers, and shareholders holding more than 5%
       of [your] Common Stock as of the effective date of this prospectus, have agreed not to offer, sell, transfer contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the
underwriters    prior
       written consent of any Common Stock for a period of six months from the date of the prospectus, subject to certain exceptions." Please revise your disclosure, where appropriate, to specify the terms of the lock-up agreement and the exceptions. In this regard, we note that it appears one of the selling shareholders holds more than 5% of your common stock. Please clarify whether the underwriter has provided written
 November 21, 2024
Page 2

       consent to the selling shareholder reselling its shares, the resale prospectus conforms to an exception within the agreement, or otherwise.
Risk Factors
Risks Related to this Offering, page 42

2. Please revise your risk factor disclosure to include a discussion of the potential risks of dilution and share price volatility presented by the selling shareholders and resale offering.
3. Given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your primary offering.
Capitalization, page 49

4. Please clearly show in the notes to the capitalization table how you computed each
       Pro Forma Adjusted for this Offering amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, it is not clear how you arrived at the Pro Forma Adjusted for this Offering Cash amount based on the estimated net proceeds of the offering disclosed on page 47 of $5.27 million.
Business, page 62

5. We note your revised disclosure on page 47 noting that the Company intends to involve 200 individuals in "clinical research." Here, and elsewhere, as necessary, please provide further details regarding the Company's planned research,
       projected timelines, and associated risks. We also note your disclosure on pages 1 and
       51 that "based on the results of clinical research, [you] plan to formulate a work plan for large-scale clinical trials and proceed with the clinical trial." Please revise your disclosure here, in the Use of Proceeds section and in the Summary to explain the relationship between the clinical research and your clinical trials. Please also state, if appropriate, that the results of your clinical research may not support the Company's expected progression to clinical trials.
Industry-Academia Cooperation, page 75

6. It appears the term of the Cooperation Agreement that went into effect on April 15,
       2023, has expired. Please revise to provide the current status of this agreement.
Exhibits

7. We note that certain exhibits have redacted material. Please include a footnote to the exhibit table indicating which exhibits have redacted material and the authority upon which you are relying. Please also file executed versions of agreements that have been executed. Refer to Item 302 of Regulation S-T for guidance on providing signatures in your electronic submissions.
 November 21, 2024
Page 3
Resale Prospectus Cover Page, page Alt-1

8. We note your statement on page Alt-1: "Once, and if, our Common Stock is listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers." Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the
       Nasdaq Capital Market and there is an established market for these resale shares.
       Refer to Item 501(b)(3) of Regulation S-K.
9. We note your statement here that "upon the completion of the offering contemplated by this prospectus, [you] will meet the standards for listing on the Nasdaq Capital
       Market." We further note that the Selling Shareholders will not sell any Common
       Stock until after the closing of the underwritten primary offering. Please reconcile this disclosure with the same disclosure that appears on the IPO prospectus cover page.
       Please also revise both your IPO prospectus and resale prospectus cover pages to clarify the details specific to the resale offering, to include any restrictions on timing (i.e., the 180 days mentioned on the resale prospectus cover page), plan of distribution, price, and whether the resale offering is contingent on the closing of the underwritten primary offering.
Selling Shareholders, page Alt-2

10. We note your disclosure within the selling shareholders table disclosing that the maximum number of common stock owned after the offering by Yimin Jin is 1,755,000 shares and that this represents "-%" share ownership. We also note that the
       beneficial ownership table on page 100 shows Yimin Jin as owning 1,755,000 shares and this represents 8.78% share ownership. Please revise the number of common stock owned after the offering by Yimin Jin to account for the shares registered for
       resale, as you do with Nanzhen Shen   s shares
Selling Shareholders Plan of Distribution, page Alt-3

11. We note your disclosure on page Alt-3 that your Selling Shareholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-
       dealer for its account, and that at the time a particular offering of Common Stock by the Selling Shareholders is made a prospectus supplement will be distributed if required, including the names of any broker-dealers or agents and other terms. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
12. We note your statement on page Alt-3: "We do not expect the Common Stock being offered by the Selling Shareholders to be sold by or through Craft
Capital
       Management LLC in this offering." Please revise to clarify whether the resale shares could be sold through Craft Capital Management LLC even if you do not currently expect that they will.
 November 21, 2024
Page 4

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Fang Liu, Esq.